Exhibit 99.1

RANDGOLD AND EXPLORATION EXPLAINS THE ISSUES THAT LED TO ITS TEMPORARY SUSPENSION FROM THE JSE SECURITIES EXCHANGE SOUTH AFRICA; WORKING DILIGENTLY TO PUBLISH ITS AUDITED ANNUAL FINANCIAL STATEMENTS

On 1 August 2005, Randgold & Exploration Company Limited (Randgold) was notified by the JSE Securities Exchange South Africa that its securities were temporary suspended from trading due to its failure to timely publish audited financial statements in a timely manner. The following are the events that led to its inability to complete its audited financial statements in a timely manner. Randgold is working diligently to complete and publish its audited financial statements as quickly as possible.

On 29 April 2005, Randgold published preliminary results for the year ended 31 December 2004. During the following final audit, certain issues pertaining to the accounts of Randgold arose which adversely affected the completion of the annual financial statements and are expected to be reflected in its audited financial statements when released. These issues are as follows:

Hitherto Randgold’s investment in Randgold Resources was accounted for by equity accounting, in which the company’s share of the profit or loss of Randgold Resources is taken into account. In the course of the year Randgold loaned 9.9-million shares in Randgold Resources to Bookmark Holdings and although these shares are to be returned to Randgold, in terms of accounting rules there should be a change in accounting for Randgold’s investment in Randgold Resources. Expert advice was sought and after lengthy consideration it was concluded that the method of accounting had to be changed to one of investment accounting i.e. fair value of investments.

As a result of the change Randgold’s preliminary results as previously published will be revised to show the impact of taking the change in the market value of RRL to equity reserves and bringing to account a portion of the attributable income on an equity method.

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The audited financial statements of a group subsidiary, Kabusha Mining and Finance (Kabusha) have changed significantly from those provided for the preparation of the reviewed preliminary financial results published mainly as a result of the liability that has been raised of R52-million owing to Benoryn for Aflease shares purchased. This amount was not reflected in the accounts provided to compile the reviewed preliminary results.

In the preliminary results, the fair value adjustments on listed investments were accounted for in equity reserves and the diminution in value was considered as not to be permanent nature. Because of the continued low market price of these investments subsequent to year-end, in conjunction with the auditors it has been decided to account for this in the income statement now.

During the audit, obtaining information on the Angolan concessions proved extremely difficult and was only resolved at the beginning of July. Final geological reports were only received late last week and the valuations are now complete.

However, readers are cautioned that Randgold’s financial statements as of and for the year ended December 31, 2004 remain subject to completion of the audit by Randgold’s current auditors. Thus, there can be no assurance that following completion of the forgoing audit, Randgold’s current or prior financial statements will not be subject to further correcting adjustments or changes.

The consequence of these issues has been a delay in finalising the annual financial statements of Randgold which has resulted in the company being temporary suspended from the JSE.

An immediate result is that administrative changes within the company have been made to ensure that nothing like this should happen again.

Mr Hennie Buitendag, Randgold’s financial director, said this afternoon; “We are working round the clock to incorporate the outstanding information into the final accounts. It is a large task but one that we believe is nearly complete. Given this, we are hopeful that the suspension will be short lived.

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“On behalf of all of us at Randgold I would like to apologise for our failure to file on time, it is deeply regretted.”

FOR FURTHER INFORMATION PLEASE CONTACT LUCY CORKIN ON 082 850 4774 OR DAVID BARRITT ON 082 603 3981

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this announcement, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf related to such information, contain “forward-looking statements” regarding the Company’s operations, economic performance and financial condition within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes those concerning the Company’s ability to complete its audited financial statements and prevent similar occurrences in the future, the Company’s ability to regain compliance with the JSE Securities Exchange South Africa’s requirements and obtain the lifting of the suspension by the JSE Securities Exchange South Africa, the economic outlook for the mining industry, expectations regarding commodity prices, the completion and commencement of commercial operations of certain of the Company’s exploration and production investments, its liquidity, and capital resources and expenditure. Although the Company is of the opinion that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the completion and outcome of the audit of the Company’s annual financial statements as of and for the year ended December 31, 2004, the inability of the Company to implement improved systems to correct its late reporting, the JSE Securities Exchange South Africa’s willingness to lift its suspension, the potential delisting from The Nasdaq Stock Market, the continued inability to obtain the necessary information with respect to its investments, subsidiaries and associated entities, changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of the Company’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements.

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